UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INSPIRATO INCORPORATED

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1544 Wazee Street

(Address of Principal Executive Office (Street and Number))

Denver, CO 80202

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Inspirato Incorporated (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Third Quarter Report”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period due to delays in completion of the financial statements for the quarter ended September 30, 2022. The delay in the issuance of the Company’s financial statements for the quarter ended September 30, 2022 is attributable to the pending restatement of the Company’s condensed consolidated unaudited financial statements as of and for the quarters ended March 31, 2022 and June 30, 2022 (collectively, the “Non-Reliance Periods”) included in the Quarterly Reports on Form 10-Q filed with the SEC for the Non-Reliance Periods, as previously disclosed in the Company’s Current Report on Form 8-K filed on November 14, 2022 with the SEC.

The Company’s financial statements for the quarter ended September 30, 2022 cannot be finalized and the Third Quarter Report filed with the SEC until the restated financial statements for the Non-Reliance Periods are completed. The Company’s review of its condensed consolidated unaudited financial statements for the Non-Reliance Periods, including the determination of all required adjustments thereto, and the preparation of the restatements thereof, is ongoing. Although the Company expects to restate the unaudited condensed consolidated financial statements for the Non-Reliance Periods as soon as practicable by filing amended Quarterly Reports on Form 10-Q/A for each of the respective Non-Reliance Periods, for the reasons discussed above, the Company does not currently expect to file the Third Quarter Report within the timeframe specified by Rule 12b-25.

In connection with the restatements discussed above, the Company’s management has re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2022 and June 30, 2022 and based on that evaluation, the Company’s management has concluded its disclosure controls and procedures remained ineffective due to the unremediated material weaknesses previously disclosed in Item 4 “Controls and Procedures” in the Company’s Quarterly Reports on Form 10-Q filed with the SEC for the Non-Reliance Periods. Management is developing a remediation plan for the material weaknesses.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Webster Neighbor	(303)	586-7771
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” and “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the timing of the completion of the Company’s financial statements and the filing of the 10-Q/A’s for the Non-Reliance Periods and the Third Quarter Report, which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

INSPIRATO INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2022	By:	/s/ R. Webster Neighbor
Name: R. Webster Neighbor
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).